U.S. SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C.  20549

                       FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                 CYBAR  TECHNOLOGIES, INC.
               ---------------------------
 (Exact name of Registrant as specified in its charter)

   NEVADA                           98-0337587
------------                       -------------
(State or other jurisdiction of     (I.R.S. Employer
incorporation or organization)       Identification Number)


Thomas J. Kennedy, President
Suite 3362, 349 West Georgia Street
Vancouver, BC  Canada                    V6B 3Y3
-------------------------------------   -------------
(Name and address of principal          (Zip Code)
 executive offices)

Registrant's telephone number :   (604) 484-2899



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CYBAR TECHNOLOGIES, INC.
#3362, 349 West Georgia Street
Vancouver, BC  V6B 3Y3
Tel: (604) 484-2899  Fax: (604) 484-2875


July 17, 2003


United States Securities and Exchange Commission
450  5th Street NW
Mail Stop 0304
Washington, DC
20549  USA


Attention:     Mr. John Reynolds, Assistant Director
               Office of Small Business


Dear Mr. Reynolds:

Re:	  Cybar Technologies, Inc.
	  Registration Statement of Form SB-2
	  File No. 333-58666
          Filed April 11, 2001

We write to inform you that we are withdrawing our registration statement of Form SB-2 filed April 11, 2001.

We confirm and declare that no securities were offered or sold in connection with this SB-2 registration statement.

Sincerely,

CYBAR TECHNOLOGIES, INC.

/s/ THOMAS J. KENNEDY

Thomas J. Kennedy
President